  Exhibit 99.1

IM Cannabis Announces Fourth Installment of Shares in Connection with the Panaxia Transaction

Toronto, Canada and Glil Yam, Israel – November 18 2021 IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Germany and Canada, today announced the fourth installment of shares in connection with the previously announced acquisition of the Panaxia-to-the-Home online pharmacy and trading centre with an IMC-GDP license from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (“Panaxia”) (TASE: PNAX).

As first announced on April 30, 2021, the Company’s wholly owned Israeli subsidiary, IMC Holdings Ltd. (“IMC Holdings”), signed a definitive agreement with Panaxia, pursuant to which IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, for an aggregate purchase price of $7.2 million (the “Transaction”). The Panaxia Transaction purchase price was to be satisfied by a combination of $2.9 million in cash (the “Cash Consideration”) and $4.3 million in common shares of the Company (“Consideration Shares”). The Cash Consideration was paid in two instalments according to the terms of the Transaction.

To satisfy the share consideration component of the Panaxia Transaction, the Company will issue a total of five installments of Consideration Shares. Following the announcements regarding the first, second and third installments on August 9, 2021, September 8, 2021 and October 20, respectively, on November 16 2021, the Company issued the fourth installment of 298,529 Consideration Shares in connection with the Transaction at a price of US$3.089 per Consideration Share, representing an aggregate value equal to US$922,156.08. The issue price of the Consideration Shares was calculated based on the average closing price of the common shares of the Company on the Nasdaq Capital Market over the 10-trading day period immediately preceding November 1, 2021. The fifth and final instalment of Consideration Shares will be issuable in connection with the second closing of the Panaxia Transaction, to occur upon receipt of approval from the Israeli Ministry of Health.

About IM Cannabis

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence and ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), where it cultivates, imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to medical patients. In Canada, the Company operates through Trichome JWC Acquisition Corp. d/b/a JWC and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the completion of the subsequent closings of the Panaxia Transaction (including the receipt of all requisite approvals), the issuance dates of subsequent instalments of Consideration Shares, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical Herbs Ltd. (“Focus Medical”) in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto control” over Focus Medical in accordance with IFRS 10 or any change in accounting practices or treatment affecting the consolidation of financial results; the risk that Israeli regulatory authorities may view the Company as the deemed owner of more than 5% of Focus Medical in contravention of Israeli rules restricting the ownership of Israeli cannabis cultivators, and thereby jeopardizing Focus Medical’s cannabis propagation or cultivation licenses; any determination that the Company is directly engaging in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical and/or recreational cannabis, as applicable, in Israel, Germany, Canada or any other jurisdictions in which the Company intends to operate; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical and/or recreational cannabis, as applicable, in Israel, Germany, Canada or any other jurisdictions in which the Company intends to operate; any failure to meet Canadian Securities Exchange or NASDAQ Capital Market continued listing requirements; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm GmbH (“Adjupharm”) and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; any unexpected failure of any of Focus Medical, Adjupharm, Trichome Financial Corp. (“Trichome”) or MYM Nutraceuticals Inc. (“MYM”) to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Germany and Canada and Focus Medical’s commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; the ability of the Company, its subsidiaries and Focus Medical to maintain ancillary business licenses, permits and approvals required to operate effectively; any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); the failure to obtain all necessary approvals related to the acquisition of the Panaxia-to-the-Home online pharmacy and IMC-GDP licensed trading centre (“Panaxia”) from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (the “Panaxia Transaction”); the ability of the Company to complete the Panaxia Transaction in a timely manner or at all ; the ability of the Company to integrate and capture the anticipated benefits and synergies associated with its acquisitions of Trichome, MYM, Panaxia, R.A. Yarok Pharm Ltd. ("Pharm Yarok"), Rosen High Way Ltd. ("Rosen High Way"), High Way Shinua.Ltd. (“HW Shinua”) and Revoly Trading and Marketing Ltd., dba Vironna Pharm (“Vironna”); any potential undisclosed liabilities unidentified during the due diligence process for the acquisitions of Trichome, MYM, Panaxia, Pharm Yarok, Rosen High Way, HW Shinua or Vironna; the interpretation of the acquisitions of Trichome and MYM by applicable tax authorities or regulatory bodies; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; unexpected consequences that may arise if Focus Medical were to lose its designation as an essential service in the State of Israel during any current or resurgent COVID-19 outbreak; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Company’s reliance on management; any lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company’s ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; potential exposure to litigation; currency fluctuations; the impact of increasing competition; industry consolidation; and loss of key management and/or employees.

Please see the Company's most recent interim management discussion and analysis, which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

IM Cannabis Investor & Media Contact:

Maya Lustig Tel. +972-54-677-8100 maya.l@imcannabis.com	KCSA Strategic Communications imcannabis@kcsa.com